82-4578

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

16 June, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA


05009299

SUPPL

Dear Sir / Madam

Centrica plc
Repurchase of Shares 6th, 7th, 8th, 9th and 10th June

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

pp

For and on behalf of
Centrica plc

Regulatory Announcement

Go to market news section

Free annual report  

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:35 06-Jun-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 6 June 2005 it purchased for cancellation 400,000 of its ordinary shares at a price of 229.7249p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END

Regulatory Announcement

Go to market news section

Free annual report 

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:02 07-Jun-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 7 June 2005 it purchased for cancellation 2,300,000 of its ordinary shares at a price of 228.3112p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END

Regulatory Announcement

Go to market news section Free annual report 

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:53 08-Jun-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 8 June 2005 it purchased for cancellation 1,800,000 of its ordinary shares at a price of 226.8086 p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END

Regulatory Announcement

Go to market news section Free annual report 

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:44 09-Jun-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 9 June 2005 it purchased for cancellation 3,000,000 of its ordinary shares at a price of 223.7711 p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END

Regulatory Announcement

Go to market news section 
Free annual report


Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	16:50 10-Jun-05

Centrica plc

Repurchase of shares

Centrica plc announces that on 10 June 2005 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 222.9628 p per share from JPMorgan Cazenove Limited

Enquiries

Kath Kyle Centrica plc 01753 494902

Jonathan Wilcox JPMorgan Cazenove Limited 020 7588 2828

END